SCHEDULE 13G

EXHIBIT B

JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(k)(1)

The undersigned persons hereby agree that reports on Schedule 13G, and amendments thereto, with respect to the Series A Liberty Live Common Stock of Liberty Live Holdings, Inc. may be filed in a single statement on behalf of each of such persons, and further, each of such persons designates Warren E. Buffett as its agent and Attorney-in-Fact for the purpose of executing any and all Schedule 13G filings required to be made by it with the Securities and Exchange Commission.

Dated: February 17, 2026
/s/ Warren E. Buffett
Warren E. Buffett
Berkshire Hathaway Inc.

Dated: February 17, 2026
/s/ Warren E. Buffett
By: Warren E. Buffett
Title: Chairman of the Board
National Indemnity Company

Dated: February 17, 2026
/s/ Dale D. Geistkemper
By: Dale D. Geistkemper
Title: Treasurer
GEICO Corporation

Dated: February 17, 2026
/s/ Nancy L. Pierce
By: Nancy L. Pierce
Title: President
Government Employees Insurance Company

Dated: February 17, 2026
/s/ Nancy L. Pierce
By: Nancy L. Pierce
Title: President
Berkshire Hathaway Consolidated Pension Plan Master Trust

Dated: February 17, 2026
/s/ Mark D. Millard
By: Mark D. Millard
Title: Vice President, Berkshire Hathaway

National Fire & Marine Insurance Company

Dated: February 17, 2026
/s/ Dale D. Geistkemper
By: Dale D. Geistkemper
Title: Treasurer

BNSF Master Retirement Trust

Dated: February 17, 2026
/s/ Paul Bischler
By: Paul Bischler
Title: Vice President, Burlington Northern Santa Fe, LLC

Precision Castparts Corp.

Dated: February 17, 2026   /s/ Shawn Hagel
                                  By: Shawn Hagel
                                  Title: Executive Vice President, Precision
                                  Castparts Corp.

Dated: February 17, 2026   /s/ R. Ted Weschler
                                  By: R. Ted Weschler